Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No 82-2963

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

7th June 2002

Securities & Exchange Commissi[redacted]
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

02042148

02 JUN 20 AM 11:50

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited
<u>- Share Repurchase</u>

We enclose for your information a notification dated 7th June 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

<u>Encl</u>

dlw 7/3

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Purchase of Own Securities
Released	12:54 7 Jun 2002
Number	9490W

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

SHARE REPURCHASE

Please be advised of the following repurchase by JMH of its ordinary shares in the market:-

Date of repurchase:	7th June 2002
Total number of shares repurchased:	77,200 shares
Highest price paid per share:	US$5.95
Lowest price paid per share:	US$5.90

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

7th June 2002

www.jardines.com

END

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